

SECUF  /IISSION



13010269

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	67971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2012___ AND ENDING ___12/31/2012___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Screen Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 N. Maple Drive, Suite 294
                                                                                            (No. and Street)

Beverly Hills   90210
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Dawahare   (310) 205-2490
                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
                         (Name -- if individual. state last. first. middle name)

9171 Wilshire Boulevard, 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Christian Dahaware_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Screen Capital Securites, LLC_____ , as of ___December 31_____ ,20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of California, County of
Los Angeles

_____ _____
Signature

_____
_N. R.C._____
Notary Public

FINOP
_____
Title

Gabriela Ramirez
Commission Expires 4/23/15
Commission # 1933644

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] **(b) Statement of Financial Condition.**
[ ] **(c) Statement of Income (Loss).**
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
[X] **(l) An Oath or Affirmation.**
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent auditor's report on internal accounting control.
[ ] **(p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account** pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SCREEN CAPITAL SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Screen Capital Securities, LLC

We have audited the accompanying statement of financial condition of Screen Capital Securities, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Screen Capital Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Beverly Hills, California
January 18, 2013

1

 

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash	$	36,881
Prepaid expenses		1,004
	$	37,885

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	80
Member's equity		37,805
	$	37,885

SCREEN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

___

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Screen Capital Securities, LLC (the "Company") was formed on July 18, 2007 as a Delaware limited liability company. On September 14, 2009, the Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of Financial Industry Regulatory Authority ("FINRA").

The Company was formed to perform consulting and fundraising activities for media-focused entities that may be structured as corporations, LLCs or partnerships. The Company may consult on the most effective and efficient capital structure that would include securities such as debt, equity and preferred stock. Mergers and acquisitions ("M&A") will not be the Company's primary business, but will occasionally be the best option to raise capital or divest entities, business lines or other assets. In general, prospective M&A transactions and clients will be identified through business contacts of associated persons of the Company. The Company's consulting services will consist of soliciting the terms, performing due diligence on specific deals, negotiating investor terms, developing presentation materials on behalf of issuers and selling shareholders, and hiring new employees for its consulting clients. The Company may assist clients in the sale or combination of their businesses with others.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 18, 2013. Subsequent events have been evaluated through this date.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3

SCREEN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Member's equity and common control

The Company is owned by its sole member and is under common control with other related entities. The existence of common control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and the sole member shall not be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Related party transactions

The Company has an administrative services agreement with an affiliated entity. In accordance with this agreement, the affiliated entity bears certain operating costs and expenses which are initially paid by the affiliate and subsequently reimbursed to the affiliated entity. During the year ended December 31, 2012, the Company reimbursed $93,000 to the affiliate for these costs and expenses.

4. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $36,801, which was $31,801 in excess of its minimum requirement of $5,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer."

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012